APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
713-296-6000
April 4, 2011
Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

RE:	Apache Corporation Form 10-K for the Year Ended December 31, 2010 Filed February 28, 2011 File No 1-4300
Ladies and Gentlemen:
     Set forth below are the responses of Apache Corporation, a Delaware corporation (“we” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No 1-4300 (the “Form 10-K”), filed with the Commission on February 28, 2011, and the Company’s Preliminary Proxy Statement on Schedule 14A for the 2011 annual meeting of shareholders, File No. 1-4300 (the “Preliminary Proxy Statement”), filed with the Commission on March 2, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Schedule 14A
Approval of an amendment to the Company’s Restated Certificate of Incorporation to authorize additional common stock, page 70; and, Approval of an amendment to the Company’s Restated Certificate of Incorporation to authorize additional preferred stock, page 72
1.	We note your response to prior comment 1 of our letter dated March 28, 2011. Please make the revisions proposed in your response in the definitive form of your filing.
Response:
In response to this comment, we will include the additional disclosure we previously furnished to you in our letter dated March 30, 2011, in our response to comment 1 of the SEC’s letter dated March 28, 2011, on pages 69, 70, and 72 of the definitive form of Schedule 14A.

Form 10-K for Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis
Non-GAAP Measures, page 53
Adjusted Earnings, page 54
2.	We note that you have provided a proposed reconciliation of your non-GAAP financial measure on a per share basis in response to our prior comment three. It appears that you have condensed the individual amounts used to reconcile GAAP-basis earnings per share to your adjusted earnings per share measure into a single line item (i.e., non-GAAP adjustments per share). Please revise your proposed reconciliation to present the per share impact of each individual adjustment.
Response:
In response to this comment, we will amend our 2010 Form 10-K, replacing our existing adjusted earnings reconciliation in the Non-GAAP Measures section of Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations with the reconciliation below. We will also provide this type of reconciliation, updated as necessary, in future Exchange Act filings and other public disclosures using the adjusted earnings measure.

	For the Year
	Ended December 31,
	2010	2009
	(In millions, except per share
	amounts)
Income (Loss) Attributable to Common Stock (GAAP)	$3,000	$(292)

Adjustments:
Foreign currency fluctuation impact on deferred tax expense	52	198
Merger, acquisitions & transition, net of tax (1)	120	—
Additional depletion, net of tax (2)	—	1,981

Adjusted Earnings (Non-GAAP)	$3,172	$1,887

Net Income (Loss) per Common Share — Diluted (GAAP)	$8.46	$(0.87)

Adjustments:
Foreign currency fluctuation impact on deferred tax expense	.15	.59
Merger, acquisitions & transition, net of tax	.33	—
Additional depletion, net of tax	—	5.87

Adjusted Earnings Per Share — Diluted (Non-GAAP)	$8.94	$5.59

(1)	Merger, acquisitions & transition costs recorded in 2010 totaled $183 million pre-tax, for which a tax benefit of $63 million was recognized. The tax effect was calculated utilizing the statutory rates in effect in each country where costs were incurred.

(2)	Additional depletion (non-cash write-down of the carrying value of proved property) recorded in 2009 was $2.82 billion pre-tax, for which a deferred tax benefit of $837 million was recognized. The tax effect of the write-down of the carrying value of proved property (additional depletion) in 2009 was calculated utilizing the statutory rates in effect in each country where a write-down occurred.

Engineering Comments
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Julimar and Brunello Field Discoveries Development/Wheatstone LNG Project, page 40
3.	In response 10 to our March 23, 2011 letter, you stated that you booked proved reserves for the Julimar/Brunello fields (feeding the proposed Devils Creek gas plant) prior to a final investment decision and that you now plan instead to dedicate these reserves to the Wheatstone LNG project. Please explain to us the major differences between the two development plans, e.g. your estimated net capital expenditures, return on investment, timing of first gas sales. Address how you have complied with the answer to Question 131.04 of our Compliance and Disclosure Interpretations.
Response:
The response to this comment will be provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.
Notes to Consolidated Financial Statements, Page F-8
Oil and Gas Reserve Information, page F-56
4.	Our prior comment 12 requested your attention to Item 1202(a)(6) of Regulation S-K. Your response directed us to page 16 of your document wherein you state in part, “Reserve estimates are considered proved if they are economically producible and are supported by either actual production or conclusive formation tests.” Please expand this to address the more sophisticated reserve estimating tools whose results can require confirmation by production/formation testing to justify classification as proved.
Response:
In response to this comment, we intend to amend our Form 10-K and 1) replace the second paragraph after the heading “Estimated Proved Reserves and Future Net Cash Flows” on page 16 with the following paragraphs and 2) to add the following paragraphs under the heading “Oil and Gas Reserve Information” on page F-55.
     “Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and NGL’s that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing conditions, operating conditions, and government regulations. Estimated proved developed oil and gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods. The Company reports all estimated proved reserves held under production-sharing arrangements utilizing the “economic interest” method, which excludes the host country’s share of reserves.
     Estimated reserves that can be produced economically through application of improved recovery techniques are included in the “proved” classification when successful testing by a pilot project or the operation of an active, improved recovery program using reliable technology establishes the reasonable certainty for the engineering analysis on which the project or program is based. Economically producible means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. Reasonable certainty means a high degree of confidence that the quantities will be recovered. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field-tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation. In estimating its proved reserves, Apache uses several different traditional methods that can be classified in three general categories: 1) performance-based methods; 2) volumetric-based methods; and 3) analogy with similar properties. Apache will, at times, utilize additional technical analysis such as computer reservoir models, petrophysical techniques and proprietary 3-D seismic interpretation methods to provide additional support for more complex reservoirs. Information from this additional analysis is combined with traditional methods outlined above to enhance the certainty of our reserve estimates.”
In addition to the foregoing, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding the foregoing to the undersigned or to Rebecca Hoyt, Apache Vice President, Chief Accounting Officer and Controller, at (713) 296-6800.

Sincerely, APACHE CORPORATION
By:	/s/ Thomas P. Chambers
Thomas P. Chambers
Executive Vice President and Chief Financial Officer

cc:	John Clutterbuck (By Email) Andrews Kurth LLP 600 Travis, Suite 4200 Houston, TX 77002 JohnClutterbuck@andrewskurth.com

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